UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date February 20, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

February 20, 2024

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES MEASURES TO GUARANTEE FAIR TREATMENT OF ITS SHAREHOLDERS

The following are prohibited activities established by the Board of Directors and included in the Code of Good Governance, directed at legal representatives, management and other employees of Bancolombia SA, as well as at legal representatives, management and other employees of Fiduciaria Bancolombia SA, the entity responsible for administering the bank's shares, aimed at ensuring equitable treatment of all of Bancolombia’s shareholders, and which will apply to the Ordinary General Shareholders' Meeting on March 15, 2024.

●	Encourage, promote or suggest that shareholders grant blank-check powers of attorney, where the name of the representative for the shareholders' meetings is not clearly stated.

●	Receive powers of attorney from the shareholders where the name of the respective representative for the shareholders’ meeting is not clearly stated.

●	Accept powers of attorney conferred by the shareholders as valid if all legal requirements have not been fulfilled. Powers-of-attorney must be granted in writing, indicating the name of the representative, the person who can replace the representative, if applicable, and the date of the meeting. Legal entities that grant powers-of-attorney must include a recent certificate of good standing that proves their existence and representation in accordance with the law.

●	Suggest or determine the names of those who will act as representatives of the shareholders at the meetings.

●	Recommend that shareholders vote for a certain list. This does not restrict the Board of Directors or the CEO, in the exercise of their duties, from presenting proposals for the consideration of the shareholders’ meeting.

●	Coordinate or enter into an agreement with any shareholder or with any representative of shareholders to vote in favor or against any proposal that is presented in the shareholders’ meeting.

The activities described above will also be prohibited when they are carried out through a legal representative, agent or intermediary.

Article 33 of the Bylaws establishes that management and employees, while in the exercise of their duties, may not exercise their powers to represent shares other than their own in shareholders’ meetings, nor substitute the powers granted to them. This prohibition does not apply to legal representation. Management and employees may also not vote, even with their own shares, on the matters related to approving end of the year or liquidation balance sheets and accounts.

Under this understanding, the Board of Directors ordered that, to assure a fair treatment to Bancolombia’s shareholders, management will need to implement the following procedures:

•	To stimulate compliance with the legal requirements set for the use of powers of attorney in the General Assembly of Shareholders meeting, Bancolombia will provide, on its webpage, templates of these legal documents for them to be downloaded and completed by any shareholder.
•	Shareholder will have full freedom to choose their proxy.
•	Management will not suggest or coordinate, with any of the shareholders, to vote in favor or against any proposal that is presented in the shareholders’ meeting.
•	Bancolombia will provide to the General Assembly of Shareholders a team in charge of validating compliance of the Power of Attorneys conferred by the shareholders; in addition, this team will also validate that the proxies are not enlisted in the Bank’s data base of employees as of March 15,2024.

The Board of Directors appointed the following employees as responsible for implementing and verifying compliance with the control procedures:

BANCOLOMBIA

Legal Vice President and General Secretary

Legal Director of Company and Corporate Affairs

FUDUCIARIA BANCOLOMBIA

Trust Business Administration Manager

Head of Fiduciary Business Administration Section Medellín

Fiduciary Business Administration Section Analysts Medellín

These employees must check that the powers-of-attorney granted by the shareholders comply with the requirements of article 184 of the Code of Commerce and with the guidelines of the Board of Directors. Powers-of-attorney that are not in compliance with the provisions herein will not be accepted.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371